Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: August 12, 2014

The following are slides used by J. Patrick Keyes, Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation, as part of a panel discussion at the Goldman Sachs Power and Utility Conference on August 12, 2014.

August 2014 Wisconsin Energy To Acquire Integrys Energy Group

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Presentation Outline Strategic Rationale Financial Summary and Approval Timeline Integrys Overview Appendix

Strategic Rationale Transaction Overview Wisconsin Energy is planning to acquire Integrys for a total consideration of $71.47 per share based on 6/20 close Acquisition that creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Combination will offer significant benefits to Integrys and WEC shareholders and customers Meets or exceeds WEC’s acquisition criteria Accretive to earnings starting in first full calendar year of combined operations Largely credit neutral Long-term growth prospects of combined entity equal to or greater than standalone company Combined company’s long term EPS growth rate 5-7%

Strategic Rationale Strategic Operational and Financial Fit Operational Strong geographic fit and complementary operations Majority ownership of ATC Regulatory diversification Financial Double the annual capital spending and increase regulated rate base by 70% EPS growth rate of 5-7%, more than 99% from regulated operations Charitable contributions and community involvement to be maintained at historic levels Continued strong balance sheet and cash flow Still expect to be cash flow positive on an annual basis

Strategic Rationale Pro Forma Company Overview Combined Service Territory (1) ___________________________ 1.Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. 2.Calculated as % ownership of total ATC transmission lines. WEC and TEG own 26.2% and 34.07% of ATC, respectively. 3.See slide 15 for calculation Minnesota Wisconsin Illinois Michigan Integrys Gas Integrys Combo Service Company Statistics $15 billion market cap 1.5 million electric customers 2.8 million gas customers 60% ownership of ATC (2) 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015 (3)

Strategic Rationale Current and Pro Forma Business Mix Current WEC(1) Pro Forma WEC(1) Electric Utility 78% Gas Utility 15% ATC 7% Electric Utility 65% Gas Utility 24% ATC 11% Regulated Business Mix (1) Based on 2013 regulated earnings

Strategic Rationale

Pro Forma Company Size Relative To Peers

Publicly Traded Electric and Gas Utilities - Market Value (in $ billions)



$51.8
$21.9
$20.1
$18.8
$16.6
$15.9
#14
$15.0
$14.8
$14.6
$14.5
$13.9
$12.1
$11.1
#20
$10.7
$10.6
$9.7
$5.3
#34
$4.9
$4.8
$4.2
PF WEC
WEC
TEG

U.S. Gas Customers (in thousands)



6,660
5,099
4,379
3,600
3,369
3,338
3,000
#8
2,788
2,114
1,953
PF WEC (1)

U.S. Electric & Gas Customers (in thousands)



9,622
5,329
5,300
5,099
4,978
4,900
4,588
4,467
#15
4,362
4,000
PF WEC (2)

- *Source: FactSet, Company Filings, and Investor Presentations. Market data as of 6/20/2014. PF WEC market cap based on pro forma shares of 320 million.*

1. *Represents 1,708,600 TEG gas customers (pro forma for announced acquisition of Alliant Energy's natural gas distribution business in Minnesota) and 1,079,800 WEC gas customers.*
2. *Represents 2,153,600 TEG gas and electric customers (pro forma for announced acquisition of Alliant Energy's natural gas distribution business in Minnesota and pro forma for announced sale of UPPCO to Balfour Beatty Infrastructure Partners) and 2,208,545 WEC gas, steam and electric customers.*

Wisconsin Energy Corporation

integrys

9

Strategic Rationale Key Transaction Components Headquarters Corporate headquarters in metropolitan Milwaukee Continued operating headquarters in Green Bay, Chicago, and Milwaukee Leadership Chairman and CEO: Gale Klappa Other senior leadership roles in combined company to be filled by current WEC senior officers WEC board to add three members from TEG board Name Upon closing, new company name will be WEC Energy Group, Inc. Ticker remains WEC Ownership 72% current WEC shareholders, 28% current TEG shareholders

Presentation Outline Strategic Rationale Financial Summary and Approval Timeline Integrys Overview Appendix

Financial Summary and Approval Timeline Summary of Financial Terms Wisconsin Energy to purchase Integrys for $71.47 per share (based on 6/20 close) 17.3% premium to Integrys’ spot price 22.8% premium to Integrys’ volume-weighted average share price over the past 30 trading day period ended June 20 Overall Integrys transaction value: $9.1 billion $5.8 billion for Integrys shares $3.3 billion of assumed Integrys debt 74% equity, 26% cash Fixed exchange ratio of 1.128 WEC shares per TEG share $18.58 per share cash consideration Funded by issuing $1.5 billion of acquisition debt

Financial Summary and Approval Timeline Summary of Financial Terms (cont.) Wisconsin Energy terminated its share repurchase program upon announcement of the Integrys acquisition Dividend policy Integrys shareholders neutral initially (1) Current dividend policy for WEC shareholders until closing WEC shareholders to receive dividend increase at time of close Expected to be accretive to both sets of shareholders in future years Consideration for regulated business Regulated enterprise value as multiple of 2015 rate base = 1.55x (2) (1) See appendix slide 27 for calculation details; (2) See appendix slide 28 for calculation details

Financial Summary and Approval Timeline WEC Rate Base Investment – end of 2013 Retail Electric and Gas Utilities Wisconsin, Michigan, and FERC jurisdictions Growth driven by annual average capital spend of $700 million per year, primarily by electric and gas infrastructure renewal (Deliver the Future) Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 26.2% of ATC’s rate base Average annual investment of $330 million per year $10.0 Billion Note: Power the Future value is book value of investment. Jurisdictional Mix 87% 10% 3% WI FERC MI $6.6 $2.7 $0.7 Utilities PTF Transmission

Financial Summary and Approval Timeline Pro Forma Rate Base Investment – end of 2015 Note: Power the Future value is book value of investment. $16.8 Billion Retail Electric and Gas Utilities Wisconsin, Illinois, Michigan, Minnesota, and FERC jurisdictions Growth driven by average annual capital spend of $1.4 billion per year, e.g. Deliver the Future and Wisconsin Public Service reliability project (SMRP) Environmental investments at Wisconsin Public Service Natural gas infrastructure in Chicago Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 60% of ATC’s rate base Average annual investment of $330 million per year Jurisdictional Mix 70% 14% 13% 4% WI FERC IL MI/MN $12.1 $2.8 $1.9 Utilities PTF Transmission

Financial Summary and Approval Timeline Approval Timeline State regulatory filings completed first week of August Wisconsin, Illinois, Michigan, and Minnesota Federal filings by the end of August: FERC, Hart-Scott-Rodino, FCC WEC and TEG shareholder approvals later this year Expect transaction to close second half of 2015

Presentation Outline Strategic Rationale Financial Summary and Approval Timeline Integrys Overview Appendix

Integrys Overview Integrys Energy Group Company Structure

Integrys Overview Regulated Investment Opportunities Selected Projects by Company 2014 2015 2016 2017 2018 Regulated Electric Columbia environmental upgrade Weston 3 environmental upgrade System Modernization and Reliability Project Other generation and distribution investment Potential opportunities to add generation capacity Regulated Gas Chicago pipeline infrastructure Other gas distribution and transmission investment Notes: (1) Columbia environmental upgrade total investment $225 million from 2012 to 2014 (2) Average annual spending at WPS of $285 million, People’s Gas of $370 million, and the other gas utilities of $45 million (3) Does not include ATC investment Up to $3.5 billion investment from 2014 through 2018

Integrys Overview Chicago Gas Infrastructure Investment 20 year program to replace gas infrastructure in the City of Chicago Average annual investment over next five years of $350 million Investment recovery covered under Qualified Infrastructure Plant (Rider QIP) Immediate earnings as infrastructure investments are made (return on and of capital costs) Monthly filings (one month delay on cash flow) In effect from 2014 – 2023 Over 1,000 jobs created since the program began

Integrys Overview Wisconsin Public Service Investment Weston 3 plant environmental upgrade (ReACTTM) Approved by Wisconsin Commission $345 million of total investment from 2013-2016 Advanced from site preparation to foundation work in June of 2014 System Modernization and Reliability Project (SMRP) Approved by Wisconsin Commission $220 million of total investment from 2014-2018 Project activities: Convert over 1,000 miles of overhead distribution power lines to underground Add distribution automation equipment on 400 miles of lines

Recent Developments Integrys Energy Services (IES) Sale IES Overview Provides retail gas and electric marketing across 22 states in the northeastern quadrant of the U.S. and Washington, D.C. Sales of $2 billion in 2013 On July 30th, Exelon’s Constellation business unit announced its intent to acquire IES Transaction expected to close end of 2014 or early 2015 Value of $60 million for the retail operations plus net working capital ($183 million as of May 31, 2014) IES’ solar power generation business not part of sale

Key Takeaways of Transaction Combination creates the leading electric and natural gas utility in the Midwest and a top ten gas distribution company EPS growth of 5-7% coupled with strong dividend growth Ownership of the ATC positions us for additional transmission investment Positioned to deliver among the best risk-adjusted returns in the industry Positive free cash flow

Presentation Outline Strategic Rationale Financial Summary and Approval Timeline Integrys Overview Appendix

Chicago Green Bay Milwaukee Appendix Combined Company Operating Company View Wisconsin Energy Corp. Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Wisconsin Public Service Corporation Minnesota Michigan Illinois Wisconsin Note: assumes sale of Integrys’ UPPCO subsidiary

Standalone WEC TEG Pro Forma Regulated Jurisdictions WI, MI WI, IL, MI, MN WI, IL, MI, MN Electric Customers (000s) 1,128 445 1,573 Gas Customers (000s) 1,080 1,698 2,778 Total Customers (000s) 2,208 2,143 4,351 Electric Transmission (miles) 2,484 3,230 5,714 Electric Distribution (miles) 45,597 25,100 70,697 Gas Transmission (miles) 0 1,000 1,000 Gas Distribution (miles) 20,967 22,300 43,267 2013 Electric Rate Base ($mm) 2,116 10,109 2013 Gas Rate Base ($mm) 2,478 3,809 Appendix Creating a Premier Midwest Utility Note: Wisconsin Electric’s Electric Customers includes 445 downtown Milwaukee industrial steam customers. Wisconsin Electric’s 2013 Electric Rate Base excludes ATC and includes PTF. Integrys and Pro Forma exclude discontinued operations and one-time items. 7,993 1,331 ATC Ownership (%) 26.20 34.07 60.27

Appendix Dividend Parity – Illustrative Example (based on current annual dividends per share) ___________________________ 1.For illustrative purposes, assumes Wisconsin Energy’s 10 trading day average closing price at the effective merger close date is equal to Wisconsin Energy’s closing stock price as of June 20th, 2014. Per Share DIVIDEND EXCHANGE RATIO Wisconsin Energy 10 trading day average closing price at effective merger close date (1) $46.89 x Stock consideration exchange ratio 1.128x = Value of stock consideration $52.89 + Value of cash consideration $18.58 = Total transaction consideration $71.47 / Wisconsin Energy 10 trading day average closing price at effective merger close date (1) $46.89 = Dividend Exchange Ratio 1.524x ADJUSTED DIVIDEND Current Integrys dividend $2.72 ÷ Dividend Exchange Ratio 1.524x Implied Wisconsin Energy adjusted dividend $1.78 Current Wisconsin Energy dividend $1.56 Wisconsin Energy dividend uplift for parity $0.22 or 14.4%

Appendix Regulated Enterprise Value as Multiple of 2015 Rate Base Calculation ($ Billions) Enterprise Value (excluding ATC proportional debt) $9.1 + ATC proportional debt 0.7 = Enterprise Value (including ATC proportional debt) $9.8 - Approximate Book Value of Non-Regulated Businesses (0.5) = Regulated Enterprise Value $9.3 2015E Rate Base - Electric and Gas Utilities $4.9 + 2015E Rate Base – ATC Proportional 1.1 = 2015E Total Rate Base $6.0 Regulated Enterprise Value / 2015E Total Rate Base 1.55x Note: ATC values based on Integrys ownership of approximately 34%

Appendix

Integrys Regulated Utilities – Regulatory Rate Base and Return on Equity

	PGL	NSG	MERC	MGU	WPS		UPPCO
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Electric
Retail last authorized, IL/MN							
Rate base/investment ($ millions)	1,495	201	190				
Allowed ROE	9.28%	9.28%	9.70%				
Authorized regulatory equity %	50.43%	50.32%	50.48%				
Date of decision	12/18/2013	12/18/2013	7/13/2012				
Retail last authorized, MI							
Rate base/investment ($ millions)				210 (1)	2	14	218 (2)
Allowed ROE				10.25%	14.25%	10.60%	10.15%
Authorized regulatory equity %				48.62% (1)	42.40%	56.39%	41.10%
Date of decision				11/14/2013	6/7/1983	12/4/2007	12/19/2013
Retail last authorized, WI							
Rate base/investment ($ millions)					383 (3)	1,918 (3)	
Allowed ROE					10.20%	10.20%	
Authorized regulatory equity %					50.14%	50.14%	
Date of decision					12/18/2013	12/18/2013	
Wholesale last authorized							
Rate base/investment ($ millions)						299 (4)	3 (5)
Allowed ROE							-
Authorized regulatory equity %							-
Date of decision							-

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) The UPPCO rate case was settled with no stated rate base value. $221 million corresponds to UPPCO's filed amount, with deferred taxes included in the capital structure. Rate base would be $161 million, and the common equity ratio would be 56.74%, with deferred taxes in rate base.

(3) Wisconsin includes working capital.

(4) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

(5) Primarily Distribution Service served under the Joint Tariff for the Sales of Ancillary Services ("JAST").

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